FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____       No      X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 5, 2010
2.	Press release dated January 5, 2010
3.	Press release dated January 6, 2010
4.	Press release dated January 7, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2010
ARM HOLDINGS PLC.

By: /s/Tim Score Name: Tim Score Title: Chief Financial Officer

Item 1

STMicroelectronics Unveils 3D-Ready Set-Top-Box IC Enabling TV Providers to Realize Consumer-Friendly Content Convergence

STi7108 system-on-chip dramatically increases performance and features to deliver next-generation 3D graphics and TV experiences while increasing set-top-box functionality, versatility and ease of use

Geneva, January 5, 2010 – STMicroelectronics (NYSE: STM), a leading supplier of set-top-box ICs, has announced details of a new generation of decoder chips that will enable hybrid Internet/broadcast-TV set-top boxes (STBs) featured to deliver enhanced user experiences and allow consumers to experience broadcast, Internet or personal content on the TV, intuitively and at any time. The STi7108 joins ST’s successful STi710x video decoders, and also provide features to support 3D graphics user controls, 3D TV, content protection, and connections to external devices.

“The STi7108 is the first in ST’s third generation of high-definition chips that will provide the end user with a really exciting 3D HDTV user experience, thanks to its unprecedented CPU performance allowing smooth web experiences,” said Philippe Lambinet, Executive VP for the Home Entertainment and Displays Group, STMicroelectronics. “It also has market-leading energy efficiency due to its low power configurable architecture, and low power manufacturing process.”

The new STi7108 has dual ST40-300 CPU host processors linked to a 256K L2 cache giving up to 2000 DMIPS performance and a total of 4000 DMIPs for flexible support of demanding AV, security and connectively applications. A 3D graphics engine enables a new class of user interfaces, supports innovations such as 3D Electronic Program Guide (EPG), and enables advanced Internet content and high-performance gaming on the STB. It is the first set-top box IC in the market to combine 3D graphics, Ethernet, USB and e-SATA interfaces to connect Internet devices, DVR storage or external Flash or hard-disk (HDD) drives.

The STi7108 utilizes the ARM® Mali-400™ graphics processor, the only embedded graphics processor which has demonstrated compliance with the Khronos OpenGL ES 2.0 specifications at HD resolutions, to deliver a powerful 3D experience.

“The STi7108 builds on the broad collaboration between STMicroelectronics and ARM on high-performance graphics-processor architectures,” said Lance Howarth, general manager and EVP, ARM Media Processing Division, “The ARM Mali-400 graphics processor opens up new levels of user experience enabling STMicroelectronics to provide compelling 3D gaming and rich 3D user interfaces at 1080p resolution, as well as delivering a seamless composition of graphics and video for the next wave of web-based interactive services.”

The STi7108 is able to decode video in industry-standard formats, including H.264, MPEG2, VC-1 or WMV9 Internet video, and MPEG4 part 2, up to high-definition resolutions 1080p 50/60 simultaneously with 1080i/720p picture-in-picture or mosaic formats. The device has flexible memory-interface options offering dual 32/16-bit LMI DDR2/ DDR3 at 1066MHz.
The device provides inputs for up to six transport streams, and provides full-motion HD 3DTV over HDMI 1.3 with HDCP copy protection. Support for content sharing, according to the Digital Living Network Alliance (DLNA) specification, will also allow use in next-generation Blu-ray and HD media players.

Together with other integrated processors, including an audio processing subsystem and 2D-graphics handling, the STi7108 allows a significant leap in performance over products currently in mass production, thereby providing increased scope for STB designers to create multimedia value-added features and services to differentiate their products in the marketplace.

ST will demonstrate the STi7108’s potential at ST’s private suite for customers at the Consumer Electronics Show (CES), Las Vegas, January, 7-10, 2010. Volume production is scheduled to start early in 2010.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders.

Item 2

NXP TO SHOW THE FIRST FULLY INTEGRATED 45NM SET TOP BOX SOC BASED ON ARM CORTEX – A9 PROCESSORS

Multiple high-performance ARM processors enable
energy-efficient connected home STB devices

EINDHOVEN, THE NETHERLANDS AND CAMBRIDGE, UK - Jan. 5, 2010 – NXP Semiconductors and ARM [(LSE: ARM); (Nasdaq: ARMH)], will showcase the recently- announced NXP 847x/8x/9x SoC family, which is based on multiple ARM® Cortex™ processors, at CES this week.  The NXP PNX847x/8x/9x represents the world’s first fully integrated 45nm Set-Top Box(STB) SoC platform incorporating multi-channel broadcast receivers. The NXP PNX847x/8x/9x utilizes the ARM Cortex-A9 MPCore™ and  ARM Cortex-M3 processors, to enable a high performance, energy-efficient solution in a low-cost form factor.

“The NXP PNX847x/8x/9x platform provides an optimized system that significantly reduces the manufacturer bill-of-materials costs and power consumption enabling an improved home entertainment experience,” said Christos Lagomichos, executive vice president, business unit home, NXP Semiconductors. “With STBs and DVRs getting more and more complicated, power efficiency has been one of the major challenges for the industry. By leveraging low-power and high-performance processors from ARM, we are able to bring the next-generation HD STB and DVR features to our customers.”

The fast growing adoption of broadcast and broadband services into home entertainment equipment means that digital TVs and STBs are required to deliver higher processing performance within the tight power envelope, for compact, high-density thermally-constrained environments. The ARM Cortex-M3 processor coordinates the power management for the entire system, enabling the NXP PNX847x/8x/9x family to deliver flexible power optimization with an ultra-low power stand-by operation, enabling STB OEMs to comply with the latest EnergyStar and Voluntary Agreement.

Based on the high-performance, power-efficient ARM Cortex-A9 MPCore processor architecture, the NXP PNX847x/8x/9x delivers advanced system level performance for secure, multi-room

DVR video streaming on home networks and for fast execution of Java-based STB middleware engines.  Combined with NXPs rich set of hardware and DSP-based content decoding technologies, the ARM Cortex-A9 processors, with its comprehensive  internet software ecosystem, delivers industry-leading performance for user interface environments, based on Adobe Flash and web browser technologies. By adopting the ARM Cortex-A9 MPCore processor for the STB market, NXP also benefits from the comprehensive and expanding ARM ecosystem.

“The showcasing of ARM technology by NXP, is a highly visible demonstration of the growing momentum behind ARM Cortex processors in set-top boxes,” said Mike Inglis, executive vice president, Processor Division, ARM. “The combination of high-performance, low-power technology enables ARM to provide NXP with the scalable performance demanded by next-generation DVR & STB devices.”

Dedicated hardware for flexible content format decoding, alongside the ARM architecture optimizations for Javascript and Flash Player 10 components, ensures that the NXP PNX847x/8x/9x can deliver the most responsive and robust user experience for on-line VOD and other content delivered via the internet. In addition to the superb power efficiency, the PNX 847x/8x/9x family also features a 3D graphics processing unit  to render advanced programming navigation user interfaces, games and other 3D content.  The new NXP PNX847x/8x/9x is currently available in sample quantities.

 For more information, please visit: http://www.nxp.com/applications/set_top_box/index.html NXP will demonstrate the PNX847x/8x/9x family at the NXP booth (Wynn Hotel, Alsace 1 &2 meeting rooms ) at the Consumer Electronics Show (CES), Las Vegas, January, 7-10, 2010.

About NXP
NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power, Digital Processing and manufacturing expertise. These innovations are used in a wide range of automotive, industrial, consumer, lighting, medical, computing and identification applications. Headquartered in Europe, the company has about 29,000 employees working in more than 30 countries and posted sales of USD 5.4 billion in 2008. News from NXP is located at www.nxp.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries:  ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts
Trina Watt,
ARM
Tel: +44 1223 400835
trina.watt@arm.com

Charlene Marini
ARM
+1 408-576-11
Charlene.marini@arm.com
NXP is a Connected Community Partner

Item 3

ZIILABS AND ARM SHOWCASE NEXT-GENERATION 1080P BLU-RAY QUALITY CONNECTED HDTV HOME ENTERTAINMENT
ZiiLABS new ZMS-08-based SiVO Digital Home Platform on show at CES

SINGAPORE AND CAMBRIDGE, UK, Jan. 6, 2010 – ZiilLABS, a cutting-edge media processor and platforms company and a wholly-owned subsidiary of Creative Technology Ltd., and ARM [(LSE: ARM); (Nasdaq: ARMH)], will be showcasing ZiiLABS new ZMS-08 -based SiVO Digital Home Platform this week at CES. By combining the ZiiLABS StemCell Computing Array and the ARM® 1GHz Cortex-A8™ processor into a single SoC, the consumer can experience 1080p Blu-ray quality HDTV and 3D graphics user interfaces on low-power connected home devices.

“The SiVO platform enables OEMs and ODMs to quickly and efficiently bring easy-to-use products to market that enable users to enjoy and share their multi-format media content in stunning 1080p high-definition at Blu-ray quality with bit-rates of up to 40MBPS,” said Hock Leow, President, ZiiLABS.  “SiVO is a proven media-rich platform that offers our partners a complete market-ready solution with the built-in flexibility for customization.”

“The availability of the SiVO Platform from ZiiLABS, is a further demonstration of the growing momentum behind ARM Cortex processors and the key differentiators they offer for home devices,” said Ian Drew, EVP Marketing, ARM. “The Cortex-A8 processor enables high-performance, energy-efficient connected home products to become a reality.”

The ZMS-08 flexible StemCell Computing Array features 64 fully programmable floating- point processors that deliver exceptional multimedia capabilities coupled with improved application performance. The flexible array architecture enables users to experience the widest range of community and commercial generated content including H.264, Microsoft® WMV9, MPEG2, MPEG4, OpenGL ES and Adobe Flash.

The tightly coupled high performance 1 GHz Cortex-A8 superscalar processor features   NEON™ technology for multimedia and signal processing, TrustZone® security technology enabling Web 2.0 commercial transactions such as the capability to pay for, download and view the latest Hollywood blockbuster for a specific time period, 256K L2 cache for enhanced Web 2.0 browsing performance and a 1 GByte addressable RAM. This, together with the StemCell Computing Array, provides the high performance required for next-generation connected consumer multimedia experiences - while operating within the tight cost constraints and power envelopes needed for compact high density, thermally constrained home devices.

The SiVO Digital Home Platform provides support for a rich software portfolio, including Linux, ZiiLABS’ Plaszma OS, Android OS and a wide range of media codecs and libraries. The platform provides support for 1080p Blu-ray quality video and can support Adobe Flash Player 10 and OpenGL ES 2.0 utilizing ZiiLABS’ proprietary media processing array to provide the video, graphics features and low-power performance. ZiiLABS, together with ARM, work with an extensive range of third parties and open source communities to leverage the Cortex-A8 processor and NEON extensions.

The SiVo will be demonstrated by ZiiLABS at their private Suite and ARM in the ARM Home room (#35551MP South Hall) for customers at the Consumer Electronics Show (CES), Las Vegas, January, 7-10, 2010.

About ZiiLABS

ZiiLABS, a wholly-owned subsidiary of Creative Technology Ltd., is a worldwide leader in low-power, media-rich application processors, hardware platforms and advanced middleware that enable OEMs, ODMs, System Integrators and Software Developers to deliver best-in-class products across a broad range of consumer electronics and embedded markets. Originally founded in 1994 as 3DLABS, the company re-branded and joined with the Personal Digital Entertainment group of Creative Technology to form ZiiLABS in January 2009. ZiiLABS now has over 800 R&D engineers working on ZiiLABS related projects and has invested US$1 billion and 10,000 man years in media processing solutions. The company has offices in the UK, China, USA and Singapore.

Images and Videos accompanying this release can be downloaded from: www.ziilabs.com/downloads

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and TrustZone are  registered trademarks of ARM Limited. Cortex and NEON are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries:  ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ZiiLABS Press Contacts

USA and Canada
Phil O’Shaughnessy
Tel +1 408 546 6773
poshaughnessy@creativelabs.com

Asia Pacific
Wynne Leong
Tel +65 6895 4120
wynne.leong@ctl.creative.com

Europe
Tim Lewis
Tel +44 1784 476 651
tim.lewis@ZiiLABS.com

ARM Press Contacts
Trina Watt,
ARM
Tel: +44 1223 400835,
Email:trina.watt@arm.com

Charlene Marini,
ARM
Tel: +1 408-576-1131,
Email: charlene.marini@arm.com

Item 4

ARM, MOVIAL AND ST-ERICSSON USE Qt IN NEXT GEN 3D DEMO AT CONSUMER ELECTRONICS SHOW

Movial Integrates Qt User Interface with ST-Ericsson U8500 Mobile Platform for a Connected and Social Set-Top-Box User Interface that Blends 3D Entertainment with Communications

Las Vegas, NEVADA – January 7,  2009 – ARM, [(LSE: ARM); (Nasdaq: ARMH)], Movial, the company that inspires rich and intuitive Internet experiences and ST-Ericsson, a world leader in wireless platforms and semiconductors, have used the Qt application and UI framework to showcase the latest in next generation Set Top Box 3D User Experience at this year’s International Consumer Electronics Show (CES).

This first-ever implementation of the Qt application and UI framework on the ST-Ericsson U8500 mobile platform, utilizing the energy efficient high performance of the ARM® Cortex-A9™ and ARM Mali™ graphics processor technologies integrated by Movial, delivers a Web-connected and social network Set-Top-Box user experience.

The demonstration combines communication from mobile phones, social networking from netbooks with traditional TV content – and takes the Set-Top Box user experience to the next level -- enabling users to browse the Web, connect on Facebook, use widgets and watch multiple videos from their own personalized Video Wall.

Attendees at CES can experience first-hand the stunning and highly usable 3D user interface designed by Movial that leverages the power of the ARM Mali Graphics Processor, Qt’s industry leading cross-platform application and UI framework and ST-Ericsson’s U8500 for amazing graphics and effects for a fully connected and social Set-Top-Box user experience.

“With technologies like ARM’s Mali Graphics acceleration, the Qt application and UI framework and ST-Ericsson’s U8500, only the sky is the limit for creative design and Movial’s leading systems integration team is ready to dazzle end users with new kinds of user experiences,” said Tomi Rauste, president, Movial Creative Technologies.

“The Mali graphics processor’s exceptional pixel processing capability makes it ideally suited for STB and DTV applications where memory bandwidth, efficiency and scalable performance are key requirements,” said Lance Howarth, general manager and EVP, ARM Media Processing Division. “The use of Mali graphics processors and the energy-efficient high performance Cortex-A9 in the ST- Ericsson U8500 mobile platform, in conjunction with the Qt application and UI framework, has enabled Movial to develop a user interface for Set-Top-Boxes, creating a compelling visual experience.”

“Movial’s demo showcases the power of our combined strengths and consumers will be excited to see just how high the bar has been raised in bringing internet and social capabilities to the connected home environment, said Teppo Hemia Head of 3G Multimedia Platforms Business Unit at ST-Ericsson. ”With the U8500, ST-Ericsson drives internet and multimedia innovation by combining our platform experience and the integration of the latest processor and 3D graphics technologies.”

To see the demo please visit the ARM Home Room #355551 MP South Hall, or the Qt Meeting Room, #35276 South Hall 4.  To schedule a media or analyst briefing or for further inquiries, please contact Ilona Mohacsi at (631) 764-3729, or via e-mail at ilona@abelsongroup.com.

-more-

ARM, Movial and ST-Ericsson use Qt in Next Gen 3D Demo at CES
2-2-2

Movial is globally recognized for its user experience design expertise and long-term experience in creating and working with different Linux platforms on embedded devices. Device manufacturers and operators have come to rely on Movial’s creative and custom Systems Integration services to help increase ROI, streamline, and speed product development utilizing open Linux platforms and ready-to-use applications. A pioneer in mobile Linux-based solutions, Movial harnesses its extensive understanding of mobile user behavior to design personalized user experiences, from device concept and interface design, to systems integration, third-party application integration, and product maintenance and support. The company is a regular contributor to the Open Source community and recognized around the world for its Scratchbox and D-Bus Bridge code that it has released to the Mobile Linux Community.

About Movial
Movial inspires rich, intuitive Internet experiences for companies embracing transformational technologies. Leveraging its deep expertise in Internet, Linux and mobile devices, Movial seamlessly enables its customers to deliver richer user experiences to millions of people on PCs and on mobile devices. Movial's device creation, Internet communications applications and design for digital services are generating revenue for industry leaders like ARM, Ericsson, Nokia, Orange, Telefónica, and Optimus. By delivering highly intuitive and compelling user experiences, Movial has become the trusted source for enriching the way people interact every day. For more information, visit http://www.movial.com.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about USD 3.6 billion in 2008. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE: STM) and Ericsson (NASDAQ: ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

Qt
Qt is the application and UI framework of choice in this demonstration, and Movial is a Qt Certified Partner. To learn more about Qt, visit http://qt.nokia.com

###

All trademarks, trade names, service marks and logos referenced herein belong to their respective companies.

Media Contacts

Abelson Group For Movial
Ilona Mohacsi
+1 631.764.3729
ilona@abelsongroup.com